UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 27, 2012, Hertz Global Holdings, Inc. (“Hertz”) and Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) hosted a conference call relating to the proposed merger of Hertz and Dollar Thrifty. Below are the slides presented during the conference call.

* August 27, 2012 Hertz to Acquire Dollar Thrifty

* Forward-Looking Statements This communication contains “forward-looking statements”. Examples of forward-looking statements include information concerning Hertz’s and Dollar Thrifty’s respective outlooks, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that each of Hertz and Dollar Thrifty have made in light of their experience in the industry as well as their perceptions of historical trends, current conditions, expected future developments and other factors that Hertz and Dollar Thrifty believe are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.   Among other items, such factors could include: Hertz’s ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty. Additional information concerning these and other factors can be found in Hertz’s filings and Dollar Thrifty’s filings with the Securities and Exchange Commission, including Hertz’s and Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.   Hertz and Dollar Thrifty therefore caution you against relying on these forward-looking statements. All forward-looking statements attributable to Hertz, Dollar Thrifty or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Hertz and Dollar Thrifty undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

* Additional Information About the Merger and Where to Find It  The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Dollar Thrifty’s common stock. At the time the tender offer is commenced, Hertz will file a tender offer statement and Dollar Thrifty will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (the “SEC”). Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Dollar Thrifty’s stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s web site (http://www.sec.gov). Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100. Copies of Dollar Thrifty’s filings with the SEC will be available free of charge on Dollar Thrifty’s website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.

* Transaction Terms & Structure Mark Frissora, Chairman and CEO Comments from Scott Thompson Chairman & CEO Dollar Thrifty FTC Status Transaction Timeline Strategic & Financial Rationale Mark Frissora Questions & Answers Session Mark Frissora & Scott Thompson Today’s Agenda

Hertz

Transaction Terms & Structure

Purchase Price

- $87.50 per share purchase price (all cash)
- Equity Value of $2.6 billion
- Corporate Enterprise Value of $2.3 billion
- 2012E EV/Corp EBITDA multiple of 7.8x[1]
  - Represents ~40% premium to the avg. of current Hertz & Avis multiples
- LTM 6/30/12 pro forma Hertz leverage 3.4x with cost synergies (3.2x standalone)[2]

Deal Structure

- 100% cash consideration
- No financing contingency - fully committed financing in place
- Tender offer
- Transaction close expected in Q4:12

Key Conditions

- Antitrust clearance
  - Hertz has reached a definitive agreement to divest Advantage
- Requires more than 50% of Dollar Thrifty's outstanding shares be tendered

Transaction Benefits

- Unanimously approved by the Boards of both companies
- Premium value in cash to DTG shareholders
- Highly attractive transaction for HTZ owners - EPS accretion & positive EVA
  - Including impact of Advantage divestiture (~$30 million of Corp. EBITDA)

1. Based on mid-point of DTG 2012E Corp. EBITDA guidance of $285 million to $310 million
2. Reflects LTM 6/30/12 Total Corporate Debt / Corporate EBITDA and run-rate cost synergies of $160 million

5

* Win-Win Transaction Attractive transaction for both sides Best combination of industry brands DTG to support FTC order completion Premium Mid-Tier Deep Value

* Status of FTC Process Closely engaged with FTC staff to secure antitrust clearance Signed definitive purchase agreement Will divest Advantage and certain additional assets and DTG airport concessions Expect to make swift progress getting proposed settlement before Commission for consideration Now have DTG’s full cooperation getting FTC’s approval Given the extensive divestitures agreed upon, favorable outcome at Commission is anticipated

* Anticipated Timeline Key Events Expected Completion File tender offer materials with the SEC and launch tender offer Early September Receive FTC clearance for the transaction1 Mid-October Complete tender offer and purchase Dollar Thrifty shares Mid-to-late October Complete short-form merger Mid-to-late October 1 We do not have a specific timeline in place with the FTC, but believe this is a realistic expectation

* A Multi-Brand Rental Car Leader Premium Business & Leisure Deep Value Leisure Significant footprint & infrastructure Strong partnerships with tour operators and travel agencies Strong international franchisee network Significant footprint & infrastructure Strong partnerships with tour operators and travel agencies Value Business & Leisure World’s largest general-use airport car rental brand Best-in class RAC service Business & Leisure sectors Donlen leasing & fleet mgmt Two leading car rental companies Best strategic fit Three distinct brands Covering the entire market Complementary market positions Scale advantage $10.2B LTM 6/30/12 Sales $1.8B LTM 6/30/12 Corp. EBITDA

* Global service capabilities exist through an ever-expanding international franchise network Serves value-conscious travelers in over 80 countries since 1950 Plan to convert Advantage locations in Europe to Thrifty brand Dollar Thrifty – A Growing International Presence

* Worldwide By the Numbers… Corporate Revenue $7.1B $1.5B (60% Dollar/40% Thrifty) Franchise Revenue $3.7B $700M  Avg. Corp. Fleet Units 615,600 107,154 Top 3 OEM Suppliers GM, Nissan, Toyota Ford, Chrysler, GM Rental Car Locations 8,500 280 Employees 23,900 5,900 Markets Served Premium Commercial, Premium Leisure, Insurance Replacement, Commercial Leasing, Monthly/Hourly car rental Mid-tier Value Leisure U.S. Airport Market Share 26% 11%

* Strategic Benefits and Synergies Multiple strategic options to address corporate and leisure business Instant scale in mid-tier value segment: known brand, airport infrastructure U.S. airport leisure business as % of HTZ WW RAC revenue to significantly increase Leverage Thrifty’s global brand strength by expanding internationally Faster and more certain strategy than growing Advantage organically At least $160 mm total annual run-rate cost synergies + sales growth opportunities Higher productivity & efficiency from shared assets Eliminate duplicate functions Economies of scale Integrate Lean/Six Sigma culture Expand value brand in EU Extend travel partnerships Strategic Benefits Significant Synergy Potential Expect 100% of Cost Synergies Achieved Over 24 Months Fleet 41% Other Efficiencies 29% Procurement 10%

* Financing Plan for Transaction Committed to maintaining a strong, flexible balance sheet Financing to come from DTG and Hertz cash on hand plus new borrowings $1.95 billion financing commitment in place Permanent acquisition financing anticipated to be mix of incremental term loan and long-term bonds Assuming Dollar Thrifty’s ABS fleet debt Hertz expects to be on credit watch initially, but does not anticipate credit rating downgrade Management remains committed to reducing leverage over time and obtaining investment grade rating

Q&A